Exhibit 99.1

Statoil ASA: Commencement of subscription period for the Dividend Issue for the first quarter 2016 under the Scrip Dividend Programme - FOR SHAREHOLDERS OUTSIDE NORWAY

NOT FOR RELEASE IN OR INTO CANADA, JAPAN, AUSTRIA, POLAND, ESTONIA, ICELAND OR ANY OTHER JURISDICTION IN WHICH THE RELEASE WOULD BE UNLAWFUL

Reference is made to the previous announcements by Statoil ASA (OSE:STL, NYSE:STO, the "Company") regarding the resolution made by the annual general meeting on 11 May 2016 to approve the two year scrip dividend programme commencing from the fourth quarter 2015 (the "Scrip Dividend Programme"). The Company announced on 27 April 2016 a dividend of USD 0.2201 per share for the first quarter 2016 that shareholders can choose to receive either in new shares of the Company ("Dividend Shares") or in cash.

In connection with the Scrip Dividend Programme for the first quarter 2016 (the "Dividend Issue"), the Company will issue up to 160,000,000 Dividend Shares, each with a nominal value of NOK 2.50 per share, for subscription by Existing Shareholders (as described below).

Subscription period:
The subscription period will commence at 09:00 a.m CEST on 29 August 2016 and expire at 23:59 p.m CEST on 9 September 2016 (the "Subscription Period").

Existing Shareholders who have not subscribed for Dividend Shares at the time of expiry of the Subscription Period will receive their dividend in cash without any action on their part on or about 23 September  2016.

Subscription price:
The subscription price will be set as the volume-weighted average share price over the last two trading days on Oslo Børs (the "Oslo Stock Exchange") of the Subscription Period for the Dividend Issue, with a deduction for a discount of 5%. The subscription price is expected to be announced on or about 12 September 2016.

Subscription procedures:
Subscriptions for Dividend Shares can be made electronically via VPS' online subscription system. A link to the subscription system can be found on www.statoil.com/scrip. Existing Shareholders who are considered eligible to subscribe for Dividend Shares have or will receive a letter from the Company with personal log in details to the VPS subscription system.

ADR holders under the ADR program in the US may make their election through Deutsche Bank as the depositary for the ADR program.

Eligibility to participate in the Dividend Issue:
Shareholders of the Company holding shares as of 9 August 2016 and who were registered with the Company's shareholder register in the Norwegian central security depository (VPS) as of close of business 11 August 2016 (the record date) ("Existing Shareholders") are entitled to elect to either subscribe for Dividend Shares during the Subscription Period or receive their dividend in cash.

The subscription for Dividend Shares by persons located in, or resident of countries other than Norway, may be affected by the laws of the relevant jurisdiction. The Dividend Shares may not be subscribed for by Existing Shareholders located in, or resident of, jurisdictions in which the subscription for Dividend Shares would be unlawful. Existing Shareholders located in, or resident of countries other than Norway, should inform themselves as to whether restrictions apply to the Dividend Issues and consult their professional advisors if they are in any doubt about any of the contents or application of these restrictions.

Settlement:
The issue of the Dividend Shares is expected to take place on or about 22 September 2016, and the delivery of the Dividend Shares on Oslo Børs is expected to take place on or about 23 September 2016. Delivery of the ADRs on NYSE is expected to take place on or about 26 September 2016. Trading in the Dividend Shares on Oslo Børs and in the ADRs representing Dividend Shares is expected to commence on or about 26 September 2016.

Cash payment of the dividend to holders of ordinary shares on Oslo Børs is expected to be on or about 23 September 2016. Cash payment of the dividend to holders of ADRs is expected to be on or about 26 September 2016.

Interests held through financial intermediaries:
Shareholders, who are eligible for participation in the Dividend Issue and who hold their Shares through a financial intermediary and wish to subscribe for Dividend Shares in the Dividend Issue, should instruct their financial intermediary to subscribe for Dividend Shares in accordance with the applicable instructions received from such financial intermediary. The financial intermediary will be responsible for collecting exercise instructions from the shareholders and for informing the Company of their subscription instructions.

DNB Bank ASA, Registrars Department (tel.: +47 23 26 80 20) is acting as Receiving Agent for the Dividend Issue.

Contact persons:
Peter Hutton, senior vice president for investor relations,
Tel: +44 7881 918 792

Morten Sven Johannessen, vice president for investor relations USA,
Tel: +1 203 570 2524

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

This announcement and the information contained herein does not constitute or form a part of, and should not be construed as, an offer for sale or subscription for or solicitation or invitation of any offer to subscribe for or purchase of dividend shares or any other securities of the Company and cannot be relied on for any investment contract or decision.

It may be unlawful to distribute this announcement in certain jurisdictions. This announcement is not for distribution in any jurisdiction in which prior registration or approval is required for that purpose. No steps have been taken or will be taken in any jurisdiction outside of Norway in which such steps would be required. No competent authority or any other regulatory body has passed upon the adequacy of this document or approved or disapproved the distribution of dividend shares outside of Norway. Any representation to the contrary may be a criminal offense.